UNITED STA[illegible]
SECURITIES AND EXCHAN[illegible]
Washington, D.C. 20549

OMB APPROVAL	
umber:	3235-0123
s:	January 31, 2007
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-49817

49817 FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Witenberg Investment Companies, Inc..

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 Santa Monica Blvd., Suite 600
(No. and Street)

Beverly Hills	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Witenberg 310-724-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I William Witenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Witenberg Investment Companies, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William Witenberg
Signature

Chairman
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

12 (Date) day of April (Month), 2007 (Year), by

(1) William Witenberg (Name of Signer),

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JULIANA A. ROSE
Commission # 1628987
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2010

Place Notary Seal Above

Juliana A. Rose
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Supplemental Information - Audit pg 11

Document Date: Dec. 31 2006 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

WITENBERG INVESTMENT COMPANIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2006

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$1,590,617
Audit adjustment	1,500
Net capital, as computed	**$1,592,117**
Aggregate indebtedness, per focus report	$ 52,403
Audit adjustment	(1,500)
Aggregate indebtedness, as computed	**$ 50,903**

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

END